Exhibit (a)(46)

December 8, 2006

Dear Gold Kist Stockholder:

Pilgrim’s Pride Corporation and Gold Kist Inc. are pleased to confirm that we have entered into a definitive merger agreement under which Pilgrim’s Pride is offering to acquire all of the outstanding shares of Gold Kist common stock for $21.00 per share in cash. Effective December 4, 2006, Pilgrim’s Pride (through its subsidiary, Protein Acquisition Corporation) is offering to pay $21.00 per share net to the seller in cash (less any applicable tax withholding) for any and all outstanding shares of Gold Kist stock not already owned by them or their affiliates. Following completion of the tender offer, Protein Acquisition Corporation will be merged into Gold Kist and Gold Kist will become a wholly owned subsidiary of Pilgrim’s Pride.

GOLD KIST’S DIRECTORS HAVE (i) UNANIMOUSLY DETERMINED THAT EACH OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE TENDER OFFER AND THE MERGER, IS ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF GOLD KIST AND ITS STOCKHOLDERS, (ii) APPROVED THE TENDER OFFER AND THE MERGER AND THE MERGER AGREEMENT IN ACCORDANCE WITH DELAWARE LAW, AND (iii) RECOMMENDED ACCEPTANCE AND APPROVAL OF THE OFFER AND ADOPTION OF THE MERGER AGREEMENT BY GOLD KIST’S STOCKHOLDERS.

In reaching their decision to approve Pilgrim’s $21.00 offer and enter into the Merger Agreement, the Gold Kist Directors consulted with the Company’s management and the Company’s financial and legal advisors, and took into account numerous factors which are discussed in more detail in Gold Kist’s amended Schedule 14D-9 included with this letter.

The Pilgrim’s Pride offer of $21.00 per share represents an approximately 62% premium over Gold Kist’s closing stock price on August 18, 2006, the last day of trading before Pilgrim’s Pride notified Gold Kist’s board of directors in a public letter that it was offering to purchase the company. The $21.00 price also reflects a $1.00 increase in the price per share that Pilgrim’s Pride initially offered to Gold Kist stockholders in the original tender offer on September 29, 2006.

The expiration date of the tender offer is 5:00 p.m., New York City time, on Wednesday, December 27, 2006, unless further extended.

Enclosed with this letter is Amendment No. 10 to Gold Kist’s Schedule 14D-9, which contains additional information regarding Gold Kist’s evaluation and recommendation of the revised offer and which includes the written fairness opinions of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Gleacher Partners LLC. Also enclosed is Pilgrim’s Pride’s Supplement to the Offer to Purchase, which provides further details concerning the amended terms of the tender offer.

We ask that you read the enclosed information carefully and that you tender your shares as soon as possible. If you are a registered holder (i.e., you own shares in your name), then please complete the enclosed (yellow) Letter of Transmittal and return it to the Depositary today with your certificates. If you are a beneficial holder who is not a registered holder (i.e., you hold your shares through a bank or brokerage firm), please contact your representative at your bank or brokerage firm and ask that they tender your shares to Pilgrim’s Pride. If you have already tendered your shares with the (blue) Letter of Transmittal sent with the original Offer to Purchase, you do not need to resend the revised (yellow) Letter of Transmittal.

If you have any questions or need assistance tendering your shares, please call Pilgrim’s Pride’s information agent, Innisfree M&A Incorporated, toll-free at 877-687-1874 (toll free from the U.S. and Canada.)

Thank you.

PILGRIM’S PRIDE CORPORATION	GOLD KIST INC.

Lonnie “Bo” Pilgrim, Chairman
A.D. Frazier, Chairman

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